
August 15, 2023

Joseph DeVivo
President and Chief Executive Officer
Butterfly Network, Inc.
1600 District Avenue
Burlington, MA 01803

     Re: Butterfly Network, Inc.
          Registration Statement on Form S-3
          Filed August 8, 2023
          File No. 333-273811

Dear Joseph DeVivo:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Margaret Schwartz at 202-551-7153 with any questions.

                                  Sincerely,

                                  Division of Corporation Finance
                                  Office of Industrial Applications and Services

cc: Gabriela Morales-Rivera, Esq.